UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Amendment No. 1
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SPECTRUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
847 63A 10 8
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Rajesh C. Shrotriya, M.D.
Chairman, Chief Executive Officer and President
157 Technology Drive
Irvine, California 92618
(949) 788-6700
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Shivbir S. Grewal
Michael A. Hedge
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$3,367,269.00	$187.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,954,072 shares of Common Stock, $0.001 par value, of Spectrum Pharmaceuticals, Inc. will be purchased pursuant to this offer for an aggregate of $3,367,269.00 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98.04	Filing Party: Spectrum Pharmaceuticals, Inc.
Form or Registration Number: Schedule TO-I	Date Filed: March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Employee Stock Options Under the Third Amended and Restated 1997 Stock Incentive Plan and the 2003 Amended and Restated Incentive Award Plan” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company is Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Spectrum”). The address of the Company’s principal executive office is 157 Technology Drive, Irvine, California 92618 and its telephone number is (949) 788-6700.
     (b) The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons.
     (a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) in the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options ”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (b) Not applicable.
     (c) Not applicable.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) Not applicable.
Item 10. Financial Statements.
     (a) Not applicable.
     (b) Not applicable.
Item 11. Additional Information.
     (a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Not applicable.
Item 12. Exhibits.
     (a)(1) Offer to Purchase For Cash Employee Stock Options Under the Third Amended and Restated 1997 Stock Incentive Plan and the 2003 Amended and Restated Incentive Award Plan, dated March 23, 2009, as amended April 9, 2009.
     (a)(2) Form of Introductory Letter.*
     (a)(3) Letter of Transmittal, as amended April 9, 2009.
     (a)(4) Form of e-mail to Eligible Employees announcing Offer to Purchase.*
     (a)(5) Form of Election Withdrawal Notice, as amended April 9, 2009.
     (a)(6) Form of Reminder Notice of Expiration of Offer, as amended April 9, 2009.
     (a)(7) Form of e-mail to Eligible Employees regarding the Amended Offer to Purchase, dated April 9, 2009.

     (a)(8) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009 (File No. 000-28782) (incorporated herein by reference).
     (a)(9) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(10) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(11) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(12) The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 29, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(13) A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 000-28782), as filed on December 26, 2000, under Section 12(g) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

*    Previously filed on Spectrum’s Schedule TO on March 23, 2009
     (b) Not applicable.
     (d)(1) Third Amended and Restated 1997 Stock Incentive Plan, and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-106427) originally filed with the Securities and Exchange Commission on June 24, 2003) .
     (d)(2) 2003 Amended and Restated Incentive Award Plan and form of option agreement (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-119833) originally filed with the Securities and Exchange Commission on October 19, 2004).
     (d)(3) Executive Employment Agreement between Spectrum and Rajesh C. Shrotriya, M.D., entered into June 20, 2008 and dated effective as of January 2, 2008 (incorporated herein by reference from the Company’s Current Report on Form 8-K originally filed with the Securities and Exchange Commission on June 26, 2008).
     (g) Not Applicable.
     (h) Not Applicable.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2009

SPECTRUM PHARMACEUTICALS, INC.
By:	/s/ Shyam Kumaria
Shyam Kumaria
Vice President, Finance and Secretary

EXHIBIT INDEX
     (a)(1) Offer to Purchase For Cash Employee Stock Options Under the Third Amended and Restated 1997 Stock Incentive Plan and the 2003 Amended and Restated Incentive Award Plan, dated March 23, 2009, as amended April 9, 2009.
     (a)(2) Form of Introductory Letter.*
     (a)(3) Letter of Transmittal.
     (a)(4) Form of e-mail to Eligible Employees announcing Offer to Purchase.*
     (a)(5) Form of Election Withdrawal Notice, as amended April 9, 2009.
     (a)(6) Form of Reminder Notice of Expiration of Offer, as amended April 9, 2009.
     (a)(7) Form of e-mail to Eligible Employees regarding to Amend offer to Purchase, dated April 9, 2009.
     (a)(8) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009 (File No. 000-28782) (incorporated herein by reference).
     (a)(9) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(10) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(11) The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(12) The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 29, 2008 (File No. 000-28782) (incorporated herein by reference).
     (a)(13) A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 000-28782), as filed on December 26, 2000, under Section 12(g) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

*   Previously filed on Spectrum’s Schedule TO on March 23, 2009.
     (b) Not applicable.